U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

November 2003

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

1.

Australian Stock Exchange Appendix 5B for the quarter ended September 30, 2003.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

December 4, 2003

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of:

X

Interim Financial Statements

Schedules B & C

Issuer Details:

Name Of Issuer:	Argosy Minerals Inc

Issuer's Address:	20607 Logan Avenue
Langley, B.C. Canada V3A 7R3

Issuer's Contact Information:	Tel. 604-530-8436
Fax. 604-530-8423 Email info@argosyminerals.com Web www.argosyminerals.com
Contact Person:	Cecil R. Bond

Contact's Position:	Chief Financial Officer

For Quarter Ended:	September 30, 2003

Date Of Report:

Certificate

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder that requests it.  Please note this form is incorporated as part of both the required filing of the Interim Financial Statements and Schedule B (Supplementary Information) and Schedule C (Management Discussion).

November 20, 2003
John Nicholls, Director	Date Signed (YYYY/MM/DD)
November 20, 2003
Cecil R. Bond, Director	Date Signed (YYYY/MM/DD)

Argosy Minerals Inc

Interim Financial Statements, BC Form 51-901F

Quarterly Report: September 30, 2003

Argosy Minerals Inc

(an Exploration stage company)

CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

As at September 30, 2003 and December 31, 2002

(Expressed in Canadian Dollars)

	September 30, 2003	Dec. 31, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 8,270,037	$ 9,780,175
Accounts receivable and prepaids	117,288	42,996
Marketable Securities (fair market value)	108,013	263,740
	8,495,338	10,086,911
Restricted Cash	-	157,960
Mineral Properties and Deferred Costs	-	340,512
Property Plant and Equipment	42,861	43,334
	$ 8,538,199	$ 10,628,717
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 211,653	$ 325,406
SHAREHOLDERS' EQUITY		
Capital Stock		
Authorised - unlimited		
Issued - 95,969,105 common shares (2002: 95,969,105)	44,075,384	44,075,384
Deficit	(35,748,838)	(33,772,073)
	8,326,546	10,303,311
	$ 8,538,199	$ 10,628,717

APPROVED BY THE DIRECTORS

John Nicholls, Director

Cecil R. Bond, Director

Argosy Minerals Inc

Interim Financial Statements, BC Form 51-901F

Quarterly Report: September 30, 2003

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the Three Months ended September 30, 2003 and 2002
and the Nine Months ended September 30, 2003 and 2002

	Three Months ended September 30		Nine Months ended September 30	
	2003	2002	2003	2002
Income:				
Interest revenue and other	$ 85,648	$ 107,303	$ 283,417	$ 298,888
Profit on disposal of mineral Property	-	-	125,500	-
Foreign exchange gains	86,061	69,916	245,150	608,288
	$ 171,709	$ 177,219	$ 654,067	$ 907,176
Expenses:				
Accounting and audit	21,951	13,343	55,371	33,356
Arbitration	49,578	-	366,310	-
Bank charges	1,715	1,410	6,608	5,534
Capital taxes	167	-	334	832
Depreciation	4,038	2,135	11,845	7,467
Directors' fees	18,750	7,042	50,000	11,570
Insurance	17,728	13,650	55,586	40,300
Legal	9,503	10,074	38,200	60,850
Management and consulting fees	95,682	92,647	324,505	279,705
Office	4,628	3,848	20,606	17,293
Project assessment	302,163	51,421	1,001,595	148,113
Rent	13,544	15,042	44,382	49,733
Salaries and benefits	112,076	110,717	309,446	317,530
Shareholder communications	1,413	5,652	32,227	80,087
Telecommunications	1,929	2,391	13,556	13,009
Transfer agent and stock exchange	6,479	20,409	29,601	43,893
Travel	397	24,762	150,675	172,705
Write down of Marketable Securities	-	-	100,203	-
Write-off of Mineral Properties and deferred Costs	-	2,539,625	19,783	2,539,625
	$ 661,741	$ 2,914,168	$ 2,630,833	$ 3,821,602
Loss for the period	$ (490,032)	$ (2,736,949)	$ (1,976,766)	$ (2,914,426)
Deficit beginning of period	**$ (35,258,806)**	**$ (22,870,211)**	**$ (33,772,072)**	**$ (22,692,734)**
Deficit end of period	**$ (35,748,838)**	**$ (25,607,160)**	**$ (35,748,838)**	**$ (25,607,160)**
Basic & Diluted Loss per Common Share	$ 0.005	$ 0.029	$ 0.021	$ 0.030
Weighted Average Number of Common Shares Outstanding	95,969,105	95,969,105	95,969,105	95,969,105

Argosy Minerals Inc

Interim Financial Statements, BC Form 51-901F

Quarterly Report: September 30, 2003

Argosy Minerals Inc

Interim Financial Statements, BC Form 51-901F

Quarterly Report: September 30, 2003

ARGOSY MINERALS INC

(An Exploration Stage Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management

For the Three Months ended September 30, 2003 and September 30, 2002

1.

These consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the company dated December 31, 2002 and should be read in conjunction with those statements.

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of:

Interim Financial Statements

X

Schedules B & C

Issuer Details:

Name Of Issuer:	Argosy Minerals Inc

Issuer's Address:	20607 Logan Avenue
Langley, B.C. Canada V3A 7R3

Issuer's Contact Information:	Tel. 604-530-8436
Fax. 604-530-8423 Email info@argosyminerals.com Web www.argosyminerals.com
Contact Person:	Cecil R. Bond

Contact's Position:	Chief Financial Officer

For Quarter Ended:	September 30, 2003

Date Of Report:

Certificate

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder that requests it.  Please note this form is incorporated as part of both the required filing of the Interim Financial Statements and Schedule B (Supplementary Information) and Schedule C (Management Discussion).

November 20, 2003
John Nicholls, Director	Date Signed (YYYY/MM/DD)
November 20, 2003
Cecil R. Bond, Director	Date Signed (YYYY/MM/DD)

Argosy Minerals Inc.

Interim Financial Statements, BC Form 51-901F

Quarterly Report: September 30, 2003

ARGOSY MINERALS INC

(the 'Corporation')

Schedule B

Supplementary Information

Third Quarter Ended September 30, 2003

1.

Analysis of Expenses and Deferred Costs

Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule 'A', attached.

Project Assessment Expenses

For the three months ended September 30, 2003:

Legal, Accounting and Consultants	$76,068
Site Office, Salaries and Travel	$13,512
Project Option Fees	$116,707
Drilling & Assessment	$95,876
Total	$302,163

2.

Related Party Transactions

Expenditures made to parties not at arm's length from the issuer totalling $227,804 in the 3 months ended September 30, 2003, comprise the following:

Management fees -expensed	$97,107
Provision of staff -expensed	$111,947
Directors' Fees	$18,750
$227,804

Expenditures to related parties consist of fees for non-executive directors, fees for management and consulting services and the provision of staff in Australia and staff and office facilities in Canada.  The provision of staff in Australia and Canada is charged at cost and paid to entities controlled by directors of the Corporation.

3.

Summary of Securities Issued and Options Granted During the Period

(a)

Summary of securities issued during period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid:

Nil

(b)

Summary of options granted, including date, number, name of optionee, exercise price and expiry date:

Nil

4.

Summary of Securities at the end of the Period

(a)

Particulars of authorized capital:

Unlimited common shares without par value.

(b)

Particulars of issued share capital at September 30, 2003:

	Number	Amount
Common Shares	95,969,105	$44,075,384

(c)

Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price, expiry date and any recorded value as at September 30, 2003:

(d)

Total number of shares in escrow or subject to a pooling agreement:

At September 30, 2003 there were 1,810,061 shares held in escrow.  These shares are eligible for release as follows:

March 8, 2004	905,029
March 8, 2005	905,032

Argosy Minerals Inc.

Interim Financial Statements, BC Form 51-901F

Quarterly Report: September 30, 2003

5.

List of Directors and Officers at Signature and Filing Date

Cecil R. Bond	Corporate Secretary and C.F.O.
Peter H. Lloyd	C.E.O.
David A. Henstridge	Non-executive Chairman
John Nicholls	Non-executive Director
John Maloney	Non-executive Director

Argosy Minerals Inc.

Interim Financial Statements, BC Form 51-901F

Quarterly Report: September 30, 2003

Schedule C

Management Discussion and Analysis

Third Quarter Ended September 30th, 2003

ARGOSY MINERALS INC.

(the 'Corporation')

DESCRIPTION OF BUSINESS

The Corporation is involved in the exploration and development of mineral resources. The Corporation continues to assess new project opportunities and to date has examined possible participation in gold, platinum group metals and diamonds.  The Corporation will continue to seek suitable opportunities in which to invest.  The Corporation has advanced discussions with several companies regarding such opportunities, mainly in South Africa and has spent considerable time with Black Empowerment Entities (BEE), discussing their possible involvement in these projects.  In addition the Corporation has been made aware of projects currently being assessed by BEE groups in South Africa.

DIAMONDS  - NAMAQUALAND, SOUTH AFRICA - ALBETROS PROJECT

The Corporation continued exploration on its Albetros Project, which it holds under an option agreement with Albetros Inland Diamond Exploration (Pty) Ltd. ('Albetros').  Pursuant to the option agreement, the Corporation has the right to acquire Albetros for R20 million (C$4M) by making monthly payments of R150,000 (C$30,000) until February 28, 2004.  In the event that the Corporation exercises the option, the purchase price of R20 million less all option fees paid to the date of exercise of the option, will be settled in 2 tranches, the first on or before February 28, 2004 and the second on or before June 1, 2004.

Results from exploration drilling are summarized below:

PHASE TWO DRILLING

This drilling programme focussed on the north west of the Albetros project area on the farms Predikant Vlei and Joumat where palaeo-channels and raised gravel terraces were previously identified.

Drilling totalled 1 383m from 47 holes with the thickest gravel intersection of 4.7m encountered at a depth of 23m and the shallowest gravels intersected at a depth of 6.9m.  The average gravel thickness intersected is 1.2m.  Selected gravel samples were tested for grain size distribution, clast composition and rounding to better understand local geological processes and for future metallurgical requirements.  The high degree of clast angularity and limited 'exotic' clasts are typical of diamond bearing gravels in this area.

The second round of drilling was aimed at low topographic areas that offered the best chance for hosting gravels within acceptable stripping limits.  In addition, a traverse of drill holes was targeted along the southern boundary of Predikant Vlei to locate the palaeochannel that De Beers' Namaqualand Mines has targeted in bulk sampling to the south.

Drilling has defined at least four major palaeo-channels in the project area, a complex interacting system of fossil rivers possibly related to the early evolution of the Buffels River.  The gravels intersected are in channels ranging from 70m -150m wide, are open along strike and occur at depths averaging 27m.  Basal gravels have also been encountered occupying wide bedrock depressions and

Argosy Minerals Inc.

Interim Financial Statements, BC Form 51-901F

Quarterly Report: September 30, 2003

coarse perched gravel deposits are also present. These channels exit to the west into Kareedoorn Vlei, an area currently being mined by De Beers as part of its Namaqualand coastal operations.

PHASE 3 DRILLING

Phase 3 drilling focussed on further defining the previously discovered gravel deposits by infill drilling and further investigated the previously reported Megalodon Channel, a massive palaeo-river channel, likely to be of Cretaceous age.

The drilling programme totalling 3 159m from 107 holes, focused on the farms Predikant Vlei and Joumat.  This brings the total metres drilled to 5 848m in 205 holes since the drilling commenced earlier this year.  Drill hole locations are shown on the attached map.

Predikant Vlei -(Megalodon and Sidewinder South Channels)

The large scale Megalodon Channel traverses the western portion of Predikant Vlei over 3.3kms.  Drilling was conducted over the northernmost 1.8kms along 200m spaced lines and at 100m hole intervals.  This major, well incised channel varies from 400m to 700m in width and has well developed, concentrate rich gravels up to 5.2m thick consistently across the channel floor.  The abundance of +1mm concentrate, predominantly staurolite, reflects favourable trap site conditions for diamonds.

The portion of the Megalodon Channel drilled to date is estimated to host a gravel resource of 5.1 million tonnes. The gravel deposit on Predikant Vlei is considered in the Indicated Resource category as per JORC code based on sample density and on its geological continuity.  There is potential for a further 2.5 million tonnes in the southern channel extension, where previous reconnaissance drilling has proven increasing overburden depth.

Joumat -(Sidewinder North Channel)

Previous drilling of the 137 -148masl channel on Joumat, one of several Megalodon tributaries so far identified, indicated a minimum 5 kms strike length.  Drilling has confirmed a tight meander loop and focused on the western outlet channel, which has been termed the Sidewinder deposit, with a revised gravel estimate of 2.2 million tonnes.

Gravel Estimate

Drilling to date at Albetros has resulted in an initial gravel estimate of approximately 15 million tonnes in well defined palaeochannels.

LARGE DIAMETER DRILL PROGRAMME

Results to date are very encouraging and will be followed up with a large diameter drilling programme for bulk sampling purposes.  This initial bulk sampling is expected to generate grade and diamond valuation estimates for a variety of gravel types from the various palaeochannel deposits.

The bulk sample programme of the gravel deposits encountered to date will be conducted using a large diameter (2.5m) Bauer BG 36 drill rig.  Up to 11.2t of sample per metre of gravel can be excavated using this technology.  The programme is scheduled to commence in late October and will continue for up to two months.  A cluster of three holes will be drilled at each of the 8 -10 sample sites selected on Predikant Vlei and Joumat.

Argosy Minerals Inc.

Interim Financial Statements, BC Form 51-901F

Quarterly Report: September 30, 2003

The Corporation is encouraged that the robust gravel resource on Predikant Vlei and gravel estimates on Joumat may prove economic given the extent of diamond mining conducted both east and west of the Albetros project.

BURUNDI PROJECT - MUSONGATI

The Burundi Project remains under force majeure, consequently, no work can be conducted in Burundi.  The Corporation remains in close communication with experts in both South Africa and Burundi regarding progress and political developments in order to facilitate a return to the country as soon as it is determined safe to put personnel on the ground.

ARBITRATION

On February 10, 2003, the Corporation released an update on the status of arbitration between the Corporation, its subsidiary, Balzan Investment Limited and NN Investment Holdings SA.  There is no further information on the status of the arbitration at this time.

NEW PROJECT OPPORTUNITIES

Although the primary focus has been on the Albetros Project, the Corporation continues to seek and evaluate new projects.  During the quarter the Corporation maintained its project evaluation focus on diamonds and precious metals, specifically gold and platinum group metals.  Several gold projects were evaluated in North America and Eurasia, but as a result of a stringent due diligence process none were deemed viable for further exploration.  This process continues in the current quarter with gold opportunities in North America currently under investigation.

GOLD in SLOVAKIA

The sale of the Kremnica Gold Project in the Slovak Republic to Tournigan Gold Corporation ('Tournigan') closed on 23 July, 2003 and Tournigan has paid CDN$500,000 to the Corporation.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Cash used for operating activities amounted to $171,037 for the 3 months ended September 30, 2003 compared to $294,486 for the quarter ended September 30, 2002.  The decline in cash used for operations resulted mainly from the decline of accounts receivable and prepaid expenses of $527,074 due to the receipt of $500,000 from the sale of the Kremnica Gold Project, the decrease in accounts payable and accrued expenses of $142,432 and increased expenditures on project assessments of $250,742.  During the quarter ended September 30, 2002 the Corporation acquired Marketable Securities amounting to $263,144 as part of the proposed transaction with Eurogold Limited and deferred $65,074 of expenditures to its Kremnica Gold Project and Burundi Nickel Project compared to $NIL expended during the quarter ended September 30, 2003.  No expenditures were deferred during the quarter as the Corporation is still evaluating the Albetros Diamond Project to determine if it will proceed with the project and the Burundi Project remains under force majeure, consequently no work was done on that project during the quarter.

Project assessment expenditures increased from $51,421 to $302,163 for the quarter ended September 30, 2003 compared to 2002 mainly due to ongoing evaluation of the Albetros Diamond Project in South Africa acquired in March 2003.

Arbitration expenditures of $49,578 relate to the arbitration process with NNIH.

Argosy Minerals Inc.

Page13

Interim Financial Statements, BC Form 51-901F

Quarterly Report: September 30, 2003

Foreign exchange gains of $69,685 resulted from the Corporation holding most of its cash balances in Australian dollars and the Australian dollar strengthening by approximately 1% against the Canadian dollar during the quarter.

Management fees paid to directors are fixed in Australian dollars and have remained constant since November 2001 however, due to the strengthening of the Australian dollar against the Canadian dollar, expenditure has increased.  Travel expenditures declined due to the Corporation focussing its attention on the Albetros Diamond Project and reviewing new opportunities presented to it without the need to travel during the quarter.

SUBSEQUENT EVENTS

N/A

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

The Corporation has not raised any significant funds through equity financing subsequent to the Plan of Arrangement completed in May 1999, whereby the Corporation acquired Argosy Mining Corp.  Funds received from NNIH in the amount of US$7.166 million constitute the bulk of funds currently available for conducting the Corporation's affairs.

LIQUIDITY AND SOLVENCY

Following the receipt of US$7.166 million for reimbursement of expenditures on the New Caledonia Project from NNIH, the Corporation has sufficient funds to continue with its planned activities over the next 12 months.

See note regarding arbitration.

Argosy Minerals Inc.

Interim Financial Statements, BC Form 51-901F

Quarterly Report: September 30, 2003

29° 25'S
17° 05'E
17° 10'E
To Port Nolloth
240
314
226
224
220
CHANNEL 1
246
CHANNEL 2
191
SIDEWINDER DEPOSIT
KAREEDOORN VLEI 177
278
200
211
200
CHANNEL 3
JOUMAT 178
175
29° 30'S
165
MINING BY DE BEERS
144
CHANNEL 4
173
ROODE VLEY 189
PREDIKANT VLEI 190
MEGALODON CHANNEL
130
124
162
140
154
182
169
140
140
140
131
DE BEERS BULK SAMPLING
29° 35'S
ARGOSY MINERALS INC.
DRILL LOCATIONS
ALBETROS
0
5Km
To Kleinsee
argosy/hugh map.dgn

NEWS RELEASE No. 19-03

November 24, 2003

ASX Symbol -AGY

ARGOSY ENTERS INTO OPTION AGREEMENT OVER

HIGH GRADE GOLD PROJECT IN NEVADA, USA

Argosy Minerals Inc. ('Argosy') is pleased to announce that it has entered into an option agreement over a gold-rich vein system ('Gold Creek') in Elko County, Nevada, U.S.A.  The property is located within the southern boundary area of Humboldt National Forest, some 100km north of the town of Elko, and NE of Jerritt Canyon Gold Mine.

The Gold Creek property is covered by 31 unpatented mining claims of 2.6 km2 total area. An additional 2 claims (16.7 hectares) cover water rights.  Mineral rights on the claims are held by Happy Tracks Mining Company. The option agreement provides for annual payments over 3.5 years totalling US$66,000 with an exercise price of US$1,250,000 for 100% of the mining claims.

The Gold Creek claims cover two past producing mines: Rosebud and St. Elmo. Gold was reportedly first discovered in the district in the late 1800's when placer mining produced at least 40,000 ounces of gold.  The Rosebud and St. Elmo mines were probably discovered around the same time.  Accurate production figures for the Rosebud underground silver -lead -zinc -copper mine are not known.  Much of the underground development work at the St. Elmo gold mine reportedly took place in the 1940's although there are no records of production.  The main St. Elmo vein system was mined underground along a strike distance of 165m and a limited amount of raising and stoping was carried out in the ore.  It has been estimated that some 3,200 tonnes was mined at this time.

The existing high grade gold mineralization at St. Elmo will be the main focus for future work by Argosy.  Gold is hosted by sulphide-bearing quartz veins and breccias emplaced along NNW to NE-trending high angle structures within the Cambrian age Prospect Mountain Quartzite.

In terms of recent exploration activity, some 6 companies conducted evaluation work in the Gold Creek area between 1962 and 2000.  During 1988 Newmont Exploration Ltd completed chip-channel sampling of the accessible underground workings at St. Elmo, returning assays up to 211.2g/t (6.8oz/t gold). Newmont noted that 'native gold is commonly seen in oxidized cavities within the quartz vein' and that 'very flashy ore grades (>683g/t [>22oz/t gold])' do occur.

In 1990, Harrison Western mined about 1,400 tonnes from 90m of drift development within St. Elmo.  The weighted average grade for this material was reported to be ~10g/tgold. Harrison Western supplied a 360kg sample for metallurgical testwork by Hazen Research Inc. Hazen reported that this sample had an average grade of 80.8g/t (2.6oz/t gold).

Surface sampling of exposed vein/breccia at St. Elmo by Neil and Associates Ltd in 1996 returned assays up to 28.5g/t gold. Further surface sampling by Mason Exploration Associates Ltd in 1997-99 along a 350m strike over St. Elmo returned assays up to 72.9g/t (2.35oz/t gold).

Golden Hope Mines Limited in 1998 completed an Induced Polarisation ('IP') survey to help define the vein system at St. Elmo. The IP revealed a well defined resistivity high suggesting that quartz

Argosy Minerals Inc.

News Release 19-03

vein/breccia mineralization has a strike length of 600m to 800m with the anomaly open to the north and possibly to the south as well. 'Realsection profiles' across the resistivity anomaly suggest that the veins continue below surface to +300m depth.

In 1999 Mason Exploration Associates Ltd completed 3 diamond drill holes at St.Elmo.  Covering a strike extent of 200m the three holes returned best results of 2m at 17g/t gold, 0.5m at 6.7g/t gold, and 0.5m at 0.5g/t gold.  The hole with the latter of the above results targeted the northern extension of the IP resistivity anomaly with a 72.9g/t (2.35oz/t) gold rock chip sample at the surface.

Proposed work by Argosy, commencing in Spring 2004, will include a detailed surface mapping program designed to delineate any distinct high grade zones that can be targeted by future drilling. Consideration will be given to extending the past IP survey to map out subsurface extensions of the St. Elmo vein system. Sufficient strike extent already exists for the discovery of a moderate tonnage high grade (15.5-62.1g/t [0.5 2oz/t] gold) resource.  At a meeting with officers of Humboldt-Toiyabe National Forest it was confirmed that mining is permitted within the forest subject to the usual regulatory approvals.

Information in this report is based on information extracted from consultants' reports and has been compiled by George Katchan who is a member of the Australasian Institute of Mining and Metallurgy.

George Katchan is a full time employee of Argosy Minerals Inc. and has sufficient experience which is relevant to the style of mineralization and type of deposits under consideration and to the activity undertaken.  He is qualified as a Competent Person as defined in the 1999 Edition of the 'Australasian Code for Reporting of Mineral Resources and Ore Reserves'.

ON BEHALF OF THE BOARD

Peter H Lloyd

Chief Executive Officer

For further information contact:

Peter H Lloyd, Chief Executive Officer Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain 'forward-looking statements' within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy's expectations are disclosed under the heading 'Risk Factors' and elsewhere in Argosy's documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

Argosy Minerals Inc.

News Release 19-03

COUNTY MAP OF NEVADA

Humboldt
Elko
Pershing
Washoe
Lander
Eureka
Churchill
White Pine
Lyon
Nye
Mineral
Esmeralda
Lincoln
Clark
Happy Tracks Mining Company
Mining Claims
Mountain City
Jackpot
Tuscarora
Midas
E L K O
Jerritt Canyon
Deeth
Wells
Carlin
Lamoille
Jiggs
Wendover
N
0 10 20 30 40 50 Miles
Cherry Creek
W H I T E P I N E
McGill
Ruth
Ely
Lund
Baker